
03040785

PHARMACEUTICALS

Intersections of Opportunity


SURMODICS

2003 ANNUAL REPORT

MED

BIOTECHNOLOGY

SurModics


SurModics

SURMODICS, INC. is a leading provider of surface-modification solutions for medical-device and biomedical applications. The company's patented PhotoLink® chemistry is the core technology platform on which many of SurModics' leading surface-modification capabilities are based. This technology platform helps modify and enhance the surface characteristics of medical devices and biomedical applications, improving performance, and in some cases, enabling the development of new products. In addition to PhotoLink, another key platform is SurModics' drug-delivery polymer matrix technology. Drug-eluting coronary stents are just one example of how this technology can be applied to medical devices to deliver pharmaceutical agents from the surface of a device. SurModics coatings often make medical devices easier for physicians to use, more compatible with the human body and more suitable for a wide range of health-care applications.

SurModics' strategy is to create strong relationships and coating technology license agreements with the world's leading medical-device manufacturers as well as emerging companies with promising technology. By collaborating with the foremost medical-device and technology companies, SurModics has leveraged and intends to continue to leverage its core technology into high-growth, high-value opportunities, including genomics, tissue engineering and drug-delivery coatings.

Medical-Device Industry

SurModics' Revenue Stream

DEVELOPMENT
Medical-device manufacturers pay SurModics development fees to optimize reagent coating and formulation processes to best suit their specific requirements.

ROYALTIES AND LICENSE FEES
Customers pay license fees for the right to use SurModics technology on their products. After a customer's coated product is successfully launched, SurModics earns royalties each quarter, based on sales revenue the coated product generates.

PRODUCT SALES
SurModics sells reagent coating chemicals to licensed customers who use the reagents to coat products in their own facilities. The company also sells stabilization products to the diagnostics market and coated slides through an exclusive license with Amersham Biosciences.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	2003	2002	2001	2000	1999
Total revenue	$43,232	$ 29,488	$ 22,693	$ 18,279	$ 13,494
Income from operations	$20,640	$ 10,709	$ 7,566	$ 5,333	$ 2,419
Net income	$13,936	$ 7,796	$ 5,109	$ 4,240	$ 2,286*
Diluted net income per share	$ .78	$ .44	$ .29	$ .25	$ .14*
Pro forma amounts assuming the accounting change was applied retroactively:					
Net income	$13,936	$ 7,796	$ 6,814**	$ 3,669	$ 2,125*
Diluted net income per share	$ .78	$ .44	$ .38**	$ .22	$ .13*

* As adjusted, excluding the reversal of a $2.5 million income tax valuation allowance.
** Before the cumulative effect of a change in accounting principle of $1.7 million.



$43,232
$29,488
$22,693
$18,279
$13,494
TOTAL REVENUE
1999
2000
2001
2002
2003



$25,833
$11,150
$12,828
$12,493
$7,315
ROYALTIES AND
LICENSE FEES
1999
2000
2001
2002
2003



$ .78
$ .44
$ .38**
$ .22
$ .13*
DILUTED NET INCOME
PER SHARE
1999
2000
2001
2002
2003

* As adjusted, excluding the reversal of a $2.5 million income tax valuation allowance.
** Before the cumulative effect of a change in accounting principle of $1.7 million.



$20,640
$10,709
$7,566
$5,333
$2,419
INCOME FROM
OPERATIONS
1999
2000
2001
2002
2003



47.7%
36.3%
33.3%
29.2%
17.9%
OPERATING
MARGIN
1999
2000
2001
2002
2003



$19,220
$14,313
$7,811
$7,377
$4,412
OPERATING
CASH FLOW
(in thousands)
1999
2000
2001
2002
2003

(RIGHT) **Dale R. Olseth**
Chairman and Chief Executive Officer

(LEFT) **Bruce J Barclay**
President and Chief Operating Officer



SurModics' mission statement: To enhance the success of our customers, and ultimately the health of patients, by providing the world's foremost, innovative surface-modification and biointerface technologies and products.

To Our Shareholders:
In fiscal 2003, SurModics attained milestones and successes unparalleled in our company's history. As developers of the coating technology used on the world's first FDA-approved drug-eluting stent, we were very proud to see tangible results from our relationship with Cordis Corporation, a Johnson & Johnson company. In April 2003, Cordis' CYPHER™ Sirolimus-eluting Coronary Stent reached the U.S. market. This significant achievement marks our initial foray into the drug-delivery arena, which we see as a major growth opportunity. The likely success of the Cordis drug-eluting stent will have significant, positive effects on our current opportunities, future prospects and long-term outlook. Going forward, our company remains committed to being the industry's leading expert in surface-modification and biointerface technologies.

Fiscal 2003 also saw SurModics shine brightly in other areas. The company signed 14 new license agreements, including a new drug-delivery license in the ophthalmology field. We opened additional coating suites in our new RiverBluff facility in suburban Minneapolis. Additionally in 2003, SurModics earned national recognition for its strong financial results, ranking number 52 in *Fortune Small Business* magazine's top "100 Fastest-Growing Small Companies," 42nd on *Forbes* magazine's ranking of "Hot Shots: 200 Up and Comers" and number 34 on Deloitte & Touche's "Minnesota Technology Fast 50" list, an assessment of the state's fastest-growing technology companies based on revenue growth.

2003 Financial Review

SurModics achieved its seventh straight year of record financial results. Total revenues rose 47 percent to $43.2 million, primarily because of a doubling in royalties and license fees, and a 31 percent gain in product sales. Royalties are a key indicator of the success that our clients are enjoying with coated medical devices in the marketplace.

SurModics' strong revenues helped drive a 93 percent increase in operating income in fiscal 2003. Our net income was $13.9 million, or $.78 per diluted share, up 79 percent from $7.8 million, or $.44 per diluted share, in fiscal 2002.

The Convergence of Drugs and Devices

We believe that drug delivery has the potential to change the landscape of the current medical-device industry. Drug-eluting stents are simply the first manifestation of how drugs and devices can be combined to produce outstanding patient benefits. Significant opportunities exist to deliver drugs from a wide range of other medical devices. Working with both pharmaceutical and medical-device companies, SurModics is poised to leverage this new market opportunity as drugs and devices converge to create improved products and therapies.

In 2003, we extended our reach beyond the cardiovascular market, where our drug-delivery matrix first gained prominence, into the ophthalmology market, where we signed an agreement for a novel drug-delivery application. We believe this agreement holds strong promise and is further evidence that our drug-delivery technology is applicable not just to stents, but across many medical specialties. We are seeing heightened activity in a number of other areas as interest in SurModics' drug-delivery technology continues to increase.

Setting the Stage for Further Growth

With a strong research and development pipeline, we continue to add new projects and build on our core platforms. At the end of the fiscal year, we had 58 licensed customers covering 130 different applications. Of these applications, 69 products are currently on the market generating royalties to SurModics. We expect our customers to introduce more than 10 new products to the market in 2004.

In fiscal 2003, we strengthened our management team with the addition of chief financial officer, Phil Ankeny, and vice president of marketing, Jane Nichols. We also promoted two of our employees to senior management: Ron Ofstead, Ph.D., is now vice president of chemistry development, and Loren Miller is now vice president and controller. Our board of directors this year welcomed health-care veteran John Benson, who brings to our board a wealth of knowledge and expertise in the health-care and medical-device industries, most recently serving as executive vice president for health care markets at 3M.

Shortly after fiscal year-end, we further bolstered our management team with the addition of Bruce Barclay as president and chief operating officer. Barclay comes to SurModics from Vascular Architects, Inc., a San Jose, California-based manufacturer of medical devices to treat peripheral vascular disease, where he served as president and chief executive officer. Barclay has more than 20 years of experience in the health-care industry, having served in business development, technical management and executive roles with Guidant Corporation and Eli Lilly and Company.

For 2004 and beyond, we see growth opportunities in the areas of site-specific drug delivery, hemocompatibility and tissue engineering – particularly through our ongoing partnership with Novocell, Inc., an early-stage company working to develop a treatment for diabetes. Our goal is to use SurModics' versatile technology platforms to capture key market segments in these areas.

Maintaining Momentum

We believe SurModics continues to have a solid cash position, a broad patent portfolio and promising long-term prospects. In 2004, one of our challenges will be to manage our growth while maintaining strong financial and organizational control. We are growing, and as our relationships with large business partners continue to expand, we must persist in our determination to deliver on the commitments we have made.

Each year, we gain more experience working with and responding to the needs of our valued customers. We are committed to being the "partner of choice" for our customers. We believe we are better prepared than ever to meet the demands of current and prospective customers. Construction of our new manufacturing facility at RiverBluff has been completed – on schedule and under budget. Offering improved safety, expanded capacity and state-of-the-art equipment, RiverBluff enables us to better serve our business partners.

SurModics' portfolio of patented core technologies, coupled with our increased visibility in the marketplace, is spurring accelerated customer activity. To support this growth, we will continue to invest in our infrastructure, but we also intend to look outside for opportunities to invest in technologies that can broaden future prospects. Relying on solid business principles and fundamentals, we expect to increasingly expand and strengthen our intellectual property portfolio.

With a talented pool of dedicated employees and a steadfast commitment to solid growth guided by unwavering business ethics, SurModics is well prepared to continue our established tradition of success. We thank all our stakeholders for their support and look forward to sharing new challenges and achievements in the coming year.

Sincerely,



Dale R. Olseth
Chairman and Chief Executive Officer
December 1, 2003



CUSTOMER NEED

WHAT SURMODICS IS DOING NOW

WHAT THE FUTURE HOLDS

DRUG DELIVERY

On a wide range of devices, drug-eluting coatings can help improve device performance, increase patient safety and enable innovative new treatments. SurModics works with companies in the pharmaceutical and medical-device industries to develop specialized coatings that allow for the controlled release of drugs from a device surface.

SurModics sees three primary areas with strong future potential:

Improving the function of a device *which itself is necessary to treat the problem.*

Enabling drug delivery in cases where the device serves only as a vehicle to deliver a drug to a specific site in the body.

Enhancing the biocompatibility of a medical device to ensure that it continues to function over a long period of time.

HEMOCOMPATIBILITY AND BIOCOMPATIBILITY

Even minor surgical procedures can result in blood clotting and the activation of a patient's immune system, which can slow recovery time and increase susceptibility to postoperative complications. SurModics hemocompatible and biocompatible coatings can aid in protecting a medical device from the body's natural tendency to produce adverse reactions to foreign objects.

With the proven success of coatings, the medical-device industry is realizing that surface modification has become a necessity. From pacemakers and defibrillators to distal protection devices and cooling catheters, the market for hemocompatible and biocompatible coatings represents an excellent growth opportunity.

LUBRICITY

Adding a lubricious coating to a medical device creates a slippery surface that reduces friction by more than 90 percent and provides easier access for minimally invasive devices used throughout the body. This can shorten procedure times, help reduce tissue damage and increase patient comfort.

Applicable to a wide range of medical devices, lubricious coatings are ideally suited to common health care *products such as catheters and guidewires. As approval of new minimally invasive medical devices continues at* a rapid pace, SurModics' market opportunity is significant.

DISCOVERY, DETECTION AND DIAGNOSTICS

The development of DNA microarray technology has provided a significant breakthrough in understanding human disease. Scientists at SurModics have created a unique hydrophilic gel coating to securely attach DNA strands to a glass slide's surface for more efficient and accurate microarrays. Using SurModics coating technology, researchers can attach the entire human genome – more than 40,000 individual DNA sequences – to a single glass slide.

Understanding the human genome is only the first step in preventing and treating diseases. In coming years, emerging fields such as proteomics and cellomics (the study of proteins and cells, respectively) will require a new generation of analytical tools. SurModics coatings for the genomics market can be adapted to meet these needs.

TISSUE ENGINEERING

SurModics is working with Novocell, Inc. to develop islet cell encapsulation technology which allows insulin-producing cells to be transplanted into diabetics without the need for dangerous immune-suppressive drugs.

Future SurModics coatings could allow cells/tissues to either provide therapeutic functions without rejection, or to induce regeneration of new, healthy tissue to heal wounded or damaged cartilage, bone or skin.



Hemocompatibility/
Biocompatibility
Drug Delivery
Cardiovascular
Lubricity
Ophthalmology
Neurology
Biomolecule
Attachment
Orthopedics
Cell Encapsulation/
Tissue Engineering
TECHNOLOGY
MARKETS
DRUGS
SurModics
MEDICAL
DEVICES
CUSTOMERS/
PARTNERS
Medical Devices
Pharma
Biotech
Diagnostics

The convergence of the pharmaceutical and medical-device industries presents a powerful opportunity for major advancements in health care. Medical devices, which have traditionally been considered mechanical solutions for preventing or repairing physical health problems, can offer a whole new range of benefits when combined with pharmaceuticals.

The dramatic success of biological products in spine therapies and the enormous potential of drug-eluting stents in interventional cardiology have captured the attention of the pharmaceutical and medical-device industries. The rewards of combining drugs and biologics with implantable devices are becoming increasingly apparent.

SurModics is strategically positioned at the intersection of both medical-device and pharmaceutical-based therapies, where technologies are rapidly merging to support and enable a new generation of advanced medical treatments. As the industry-leading provider of surface-modification solutions, SurModics can uniquely capitalize on this convergence – where technologies and markets overlap to create new opportunities. SurModics has already established technologies, market expertise and strong business relationships needed to enable the convergence of pharmaceuticals with medical devices.

TECHNOLOGY LEADS THE WAY TO FUTURE GROWTH

With extensive expertise in surface-modification solutions, SurModics drives the technology that not only enhances and improves existing devices but also helps deliver a new breed of medical treatments – from simple coated catheters to advanced cell therapy treatments. As medical-device manufacturers and drug companies move toward developing innovative new drug-device combinations, SurModics can help bring the two industries together.

Enhancing Existing Medical Devices

SurModics' future growth opportunities lie not just in applying its surface-modification expertise to new devices and technologies, but also in enhancing medical devices already on the market. For example, hemocompatible coatings, which prevent blood clots from forming on or around a medical device, can add critical benefits to many existing products in the medical-device market – such as vascular stents, pacemaker components and cooling catheters.

Every day, our experts are working to find additional applications where advanced coatings can combine with new or existing technology to expand markets and push medical technology forward. With unparalleled surface-modification expertise and versatile core technologies, SurModics can add new qualities – such as lubricity, hemocompatibility or drug-delivery coatings – to a wide range of devices.

Enabling Site-Specific Drug Delivery

SurModics is working with companies in both the pharmaceutical and medical-device industries to develop a broad array of drug-eluting coatings. With numerous possibilities for combining drug-delivery coatings with implantable medical devices, three key categories of applications hold strong potential:

1. Improving the function of a device that itself is necessary to treat the problem. As with cardiovascular stents, the addition of a drug-eluting coating serves to improve the device's function.

2. Enabling drug delivery in cases where the device serves only as a vehicle to deliver a drug to a specific site in the body. For example, ophthalmic devices could be inserted into the eye to target the therapeutic delivery to exactly where it is needed.

3. Enhancing the biocompatibility of a medical device, to ensure that it continues to function over a long period of time. Pacing leads for an implanted pacemaker device, for example, can induce fibrous capsule formation, which interferes with the sensing of electrical activity and delivery of the pacing signal. Biocompatible coatings can help prevent such problems.

Delivering Innovative Tissue-Engineering and Cell-Therapy Technologies

SurModics is a leader in surface-modification research in the emerging field of tissue engineering, using living tissues or cells to treat injuries or diseases. Our scientists are working to develop specialized coatings that can generate desirable specific cell and tissue responses after implantation.

SurModics' work with Novocell, Inc. is an example of how cell encapsulation may be able to dramatically improve medical outcomes. Working with Novocell, our researchers have created a coating that encapsulates pancreatic islet cells – the cells that produce insulin in the human body. If successful, coated islet cells hold great promise as a treatment for diabetes. As research on cell therapies advances, SurModics technology can facilitate cell delivery to treat other disease states.

SURMODICS DRUG-DELIVERY TECHNOLOGY

Physician

The introduction of coronary stenting in 1994 was a major advance in the field of coronary angioplasty, but for a significant number of patients, the procedure was plagued by restenosis – "scar" tissue literally plugging up the stented area. The successful development of a drug-eluting stent, which has proven to significantly inhibit the in-stent restenosis process, promises to dramatically impact our patients. Drug-eluting stents will likely alleviate our patients' concerns about restenosis and the attendant need for further invasive treatment, and they greatly reduce the possibility that patients may ultimately require bypass surgery to treat re-occlusion. Perhaps most importantly, drug-eluting stents will likely expand the availability of angioplasty to patients previously thought to be poor candidates because of the nature of their coronary disease and how their disease would be adversely impacted by restenosis.

DRUG-ELUTING STENT


Heart
Clinic

"Drug-eluting stent technology promises to rank as one of the seminal developments in interventional cardiology."

David Laxson, M.D.
Cardiologist and Medical Director
of the Minnesota Heart Clinic

LARGE MARKETS OFFER SIGNIFICANT OPPORTUNITIES

As SurModics works with its customers to create innovative technological solutions to advance the diagnostic and therapeutic outcomes of medical procedures, the company is focusing on four key markets: cardiovascular, ophthalmology, orthopedics and neurology. We see strong growth potential in each.

Cardiovascular

Already a substantial source of revenue for SurModics, the cardiovascular market holds even more promise for the company. In 2004 and beyond, SurModics expects to leverage its expertise in hemocompatible, or "blood compatible," coatings as a strong growth driver. Developed specifically to prevent blood components from attaching to a medical device, hemocompatible coatings can reduce the likelihood of clot formations that can cause a heart attack or stroke if pieces (called "emboli") break loose and enter the bloodstream.

Applied to devices such as implantable pacemakers or cooling catheters, hemocompatible coatings can significantly reduce device-related complications and enable SurModics to potentially capitalize on multiple opportunities in the cardiac rhythm management market estimated at nearly $10 billion worldwide in 2002.* Other cardiovascular coating opportunities for SurModics include "hemo-incompatible" coatings, which help induce rather than prevent clotting in applications such as vascular closure devices.

Ophthalmology

In the ophthalmology market, SurModics is currently working to extend its drug-delivery matrix technology to ophthalmic implants. Such devices are being developed to treat diseases such as glaucoma, macular degeneration and diabetic retinopathy. In 2002, the combined market for ophthalmic conditions totaled an estimated $11.3 billion,* and is expected to increase significantly as the general population ages.

In 2003, SurModics signed its first agreement for a drug-delivery application in the ophthalmology market. Drug-eluting ophthalmic implants may someday be implanted in minimally invasive procedures to deliver beneficial drugs at specific sites in the eye – a procedure not possible without drug-delivery technology. Once all of the drug has been released from the delivery matrix, the device can be retrieved.

Orthopedics

SurModics also sees strong opportunities to combine coatings and medical devices in the substantial and growing orthopedic market. For example, drug-eluting coatings applied to orthopedic devices such as hip, knee or joint implants could potentially reduce inflammation or promote tissue healing in patients. The future also holds the potential for our tissue engineering technology to be used in cartilage and bone repair. The orthopedic implant market alone reached $4.5 billion in 2002 and is expected to climb to nearly $7 billion by 2009.*

Neurology

SurModics sees several key areas in which its technology can be utilized in the neurology market, especially interventional neurology. SurModics coating technology is currently applied with great benefit to cerebro-spinal fluid (CSF) shunts, which are used to remove fluids from the brain, and to neurovascular infusion catheters which are used to treat strokes. Our tissue engineering and drug-delivery technologies also could be used on devices and therapies aiming to treat conditions such as Parkinson's disease and Alzheimer's disease. The overall neurology market exceeded $725 million in 2002.*

**Source: Frost & Sullivan*

Patient

As one of the first people in the nation to receive a drug-eluting stent, William "Willie" Mizell knows firsthand how SurModics technology can benefit patients. In April 2003, a pre-operative physical for another procedure revealed an abnormal electrocardiogram (EKG). An angiogram confirmed a 70 percent blockage in a major artery.

While Willie was sedated and on the operating table awaiting an angioplasty procedure, his cardiologist received news of the FDA's approval of the CYPHER stent. The physician halted the procedure to give Willie three options: take oral medication for the rest of his life, go through the process they were prepared for – using a bare metal stent – or come back the next day and receive a drug-eluting stent. Based on the much lower chance of his artery reclogging with a SurModics-coated CYPHER stent, Mizell chose to wait.



SURMODICS
DRUG-ELUTING COATING
CYPHER STENT

"Let's not mess around. Let's fix it!"

William "Willie" Mizell
CYPHER stent recipient,
when given the choice of a drug-eluting stent just after its FDA approval

SURMODICS AND CUSTOMERS/ PARTNERS BUILD MUTUALLY BENEFICIAL RELATIONSHIPS

At SurModics, we know that our ability to grow and flourish depends on the success of our customers, so we strive to build strong, mutually beneficial relationships with all of our customers/partners. As medical-device and pharmaceutical companies focus on perfecting their own specific technologies, a growing number of them rely on SurModics to serve as a trusted partner and expert provider of surface-modification solutions.

At SurModics, we are committed to being a "partner of choice," using our coatings expertise and understanding of emerging markets to help customers enhance and improve existing products, while also aiding in the development of new devices and coatings applications.

SurModics' extensive experience in surface modification fits well with our customers' expertise in device development and clinical applications. Our technology and services help customers more quickly and successfully bring high-performance products to market, and in today's competitive environment, time-to-market is critical. Utilizing a collaborative team-oriented approach in all phases of a customer relationship, we provide technical, regulatory and business expertise, manufacturing support and problem solving, and next-generation product development. From small startup firms to Fortune 500 companies, we provide expert service from initial contact to long-term commitment and support.

Benefits for Large and Small Firms Alike

For its larger customers, SurModics' dedication and surface-modification expertise fulfill an unmet need – providing extensive knowledge in an area where many large companies do not have core competencies. With the ability to work quickly, SurModics helps companies differentiate existing products and speed time-to-market.

SurModics is well-known for its successful relationships with large companies. In addition to our highly publicized work with Johnson & Johnson's Cordis division on the drug-eluting stent, our customers also include Medtronic, Inc., Boston Scientific Corporation, St. Jude Medical, Inc. and Abbott Laboratories. Another partner, Amersham Biosciences – being acquired by General Electric – is a recognized leader in genomics, supplying SurModics-coated DNA microarray slides to genetic researchers around the world.

Today's emerging and medium-sized companies often provide the spark of innovation that brings new advances to the medical-device and drug-development industries. SurModics collaborates with these smaller firms to help improve products and provide critical support, from coatings expertise to clinical studies and regulatory support. SurModics' expertise in surface modification and commitment to excellent customer service are the common bonds of each business relationship.

SURMODICS HEMOCOMPATIBLE COATING

COOLING CATHETER

Customer



Radiant

"We learned of the superiority of SurModics coatings through an employee who came to Radiant Medical from another medical-device company that also uses SurModics coatings. We thought that SurModics had a good hemocompatible coating – and we were right. They solved our blood compatibility issue to an even greater extent than we had anticipated."

Kenneth G. Hayes
President, CEO and Director, Radiant Medical, Inc.

CORPORATE INFORMATION



HEADQUARTERS
SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344-3523
952.829.2700
952.829.2743 fax
www.surmodics.com

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
800.937.5449

LEGAL COUNSEL
Fredrikson & Byron P.A., Minneapolis, Minnesota

INDEPENDENT PUBLIC ACCOUNTANTS
Deloitte & Touche LLP, Minneapolis, Minnesota

INVESTOR RELATIONS COUNSEL
Padilla Speer Beardsley Inc., Minneapolis, Minnesota

ANNUAL MEETING
The annual meeting of SurModics, Inc. shareholders will take place on January 26, 2004, beginning at 4:00 p.m. at the Hotel Sofitel in Bloomington, Minnesota.

Our Form 10K for the fiscal year ended September 30, 2003 forms a part of this 2003 Annual Report, and should be read in conjunction with that 2003 Annual Report. "Forward-looking" statements made in the 2003 Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to many factors, some of which may cause actual results to differ materially from those identified in such forward-looking statements, including those factors identified in the Form 10K and other periodic reports we file with the Securities and Exchange Commission.


SurModics

BOARD OF DIRECTORS

DALE R. OLSETH – Director since 1986
Chairman and Chief Executive Officer
SurModics, Inc.

JOSÉ H. BEDOYA – Director since 2002 (2) (3)
President and founder
Otologics LLC

JOHN W. BENSON – Director since 2003 (2) (3)
Retired Executive Vice President of Health Care Markets
3M Company

GERALD B. FISCHER – Director since 2002 (1) (3)
President and Chief Executive Officer
University of Minnesota Foundation

PATRICK E. GUIRE, Ph.D. – Director since 1990
Senior Vice President and Chief Scientific Officer
SurModics, Inc.

KENNETH H. KELLER, Ph.D. – Director since 1997 (1) (2) (3)
Professor of Science and Technology Policy
Hubert H. Humphrey Institute of Public Affairs
University of Minnesota

DAVID A. KOCH – Director since 1988 (1) (2) (3)
Retired Chairman of the Board and Chief Executive Officer
Graco Inc.

KENDRICK B. MELROSE – Director since 1988
Chairman of the Board and Chief Executive Officer
The Toro Company

JOHN A. MESLOW – Director since 2000 (2) (3)
Retired Senior Vice President and
President of the Neurological Business
Medtronic, Inc.

(1) Member of the Audit Committee
(2) Member of the Organization and Compensation Committee
(3) Member of the Nominating Committee

OFFICERS

DALE R. OLSETH
Chairman and Chief Executive Officer

BRUCE J BARCLAY
President and Chief Operating Officer (as of December 2003)

PATRICK E. GUIRE, Ph.D.
Senior Vice President and Chief Scientific Officer

PHILIP D. ANKENY
Vice President and Chief Financial Officer

RICHARD C. CARLSON
Vice President of Strategic Planning

LISE W. DURAN, Ph.D.
Vice President of Product Development

ROBERT W. ELLIOTT, JR.
Vice President, Licensing Counsel

LOREN R. MILLER
Vice President and Controller

JANE M. NICHOLS
Vice President of Marketing

RONALD F. OFSTEAD, Ph.D.
Vice President of Chemistry Development

MARIE J. VERSEN
Vice President of Quality Management and Regulatory Compliance

GREGORY T. YUNG
Vice President of Sales and Business Development


SurModics

SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota
55344-3523
952.829.2700
952.829.2743 fax
www.surmodics.com